NO ACT

PE
2-18-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
[redacted]

Received SEC

MAR 13 2009

Washington, DC 20549

March 13, 2009

John Chevedden

FISMA & OMB Memorandum M-07-16

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-13-09

Re: The Home Depot, Inc.
Incoming letter dated February 18, 2009

Dear Mr. Chevedden:

This is in response to your letter dated February 18, 2009 concerning the shareholder proposal submitted to Home Depot by Mark Filiberto. On February 10, 2009, we issued our response expressing our informal view that Home Depot could exclude the proposal for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

cc: Jonathan M. Gottsegen
Assistant Secretary & Senior Counsel
Corporate and Securities Practice Group
The Home Depot, Inc.
2455 Paces Ferry Rd.
Atlanta, GA 30339

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

February 18, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 The Home Depot, Inc. (HD)
Rule 14a-8 Proposal: Reincorporate in a Shareowner-Friendly State
Mark Filiberto

Ladies and Gentlemen:

A review of the file received yesterday regarding The Home Depot, Inc. (February 10, 2009) shows that the company was deficient by omitting part of the rule 14a-8 communications between the proponent and the company. Specifically the company omitted the following attached email that accompanied the broker letter, which stated:

Mr. Gottsegen,
Attached is the broker letter. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

The company was clearly deficient with this omission.

If the company were to claim it need not reply to the above proponent procedural issue question under rule 14a-8 it would seem to set a new precedent in a lack of civility for companies in the rule 14a-8 process – that companies need not reply to any shareholder question on procedural issues but proponents must. If the proponent merely asked for an acknowledgement of receipt there would be no obligation for the company to reply according to the company's unprecedented no action request.

This could lead to the conclusion that there is no need for a company reply to any proponent question under rule 14a-8 – even when some companies send 5-page letters giving complex reasons to demand so-called mandatory changes be made. Who knows the effect this would have on the number of no actions requests or to the attempted intimidation of proponents incidents.

Additionally, if one were to consider hypothetically that the company had no civility obligation to respond to a proponent question included with the broker letter, the company would still seem to be obligated to notify the proponent of any deficiency within 14-days of the submittal of the rule 14a-8 proposal.

According to §240.14a (f) the company is required to notify the shareholder party of any deficiencies (emphasis added):
"***Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies,*** as well as of the time frame for your response."

And the company received the broker letter 6-days after the company received the original rule 14a-8 proposal (December 3, 2008 and November 27, 2008 respectively). The company also received the broker letter 8-days prior to receiving the modified proposal on December 11, 2008.

Thus it appears that even if the company might have no obligation to respond to a proponent question, the company would still need to notify the proponent of *any* deficiency that occurred at least up to December 11, 2008 – thus "within 14 calendar days of receiving your [original] proposal" on November 27, 2008.

There is no broker commission to incentivize a broker to provide a broker letter. In this instance the broker had already provided a broker letter and the broker would not provide a second broker letter unless there was a documented need for a second broker letter. And the company failed to provide any documented need for a second broker letter, although the proponent party requested a response from the company.

The company in effect asked that it be rewarded for its failure to cooperate in obtaining a second broker letter while leading the proponent to believe that the company had no objection to the original broker letter provided.

Plus the company was deficient by omitting part of the rule 14a-8 communications between the proponent party and the company in its no action request.

For these reasons and the previous reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark Filiberto

Jonathan Gottsegen <Jonathan_M_Gottsegen@homedepot.com>

----- Forwarded Message
From: ***FISMA & OMB Memorandum M-07-16***
Date: Wed, 03 Dec 2008 08:20:27 -0800
To: Jonathan Gottsegen <Jonathan_M_Gottsegen@homedepot.com>
Subject: Rule 14a-8 Broker Letter (HD) ND

Mr. Gottsegen,
Attached is the broker letter. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

OMITTED BY THE COMPANY